Exhibit 99.1

Kootenay announces option with Pan American Silver

INCLUDES US$16 MILLION IN WORK AND CASH PAYMENTS,

CDN$2.0 MILLION EQUITY INVESTMENT and a CARRIED TO PRODUCTION INTEREST

VANCOUVER, Feb. 16, 2016 /CNW/ - Kootenay Silver Inc. (TSX.V: KTN) ("Kootenay") and Pan American Silver Corp. (TSX: PAA, NASDAQ: PAAS) ("Pan American") are pleased to announce that Pan American, Pan American's wholly owned subsidiary Compania Minera Dolores S.A. de C.V. ("Dolores"), Kootenay, and Kootenay's wholly owned subsidiary Minera JM, S.A. de C.V. ("Minera") have entered into the following agreements:

•	an option agreement pursuant to which Minera will grant Dolores an option (the "Option") to earn a seventy-five (75%) interest in Minera's Promontorio Mineral Belt silver properties (including the Promontorio and La Negra deposits) in consideration for:
1.	cash payments totalling US$8,050,000 from Dolores to Minera (the "Cash Payment") to be made by Dolores over a four (4) year earn-in period following the execution of the Option Agreement (the "Option Period"); and
2.	Dolores committing US$8,000,000 of exploration and development expenditures on Minera's properties in the Promontorio Mineral Belt during the Option Period (the "Exploration Payment"); and
•	a subscription agreement pursuant to which Pan American will invest CDN$2,000,000 in Kootenay by subscribing for 9,090,909 Kootenay shares at CDN$0.22 per Kootenay share (the "Investment").

Furthermore, concurrently with the closing of the Investment, the parties anticipate entering into a property purchase option agreement pursuant to which Dolores will provide Minera with the option to acquire up to two of its exploration properties in Mexico in return for a 2.5% net smelter return royalty on each of the acquired properties (the "Exploration Grant" and together with the Option and the Investment, the "PAS Transactions").

Kootenay President and CEO James McDonald stated: "We are very excited to join forces to aggressively develop our Promontorio Mineral Belt assets with Pan American, one of the world's esteemed mining companies and operators of seven silver mines in Mexico, Argentina, Peru and Bolivia. Bringing approximately US$16 million in cash payments and exploration investments and a carried interest to commercial production, along with a CDN$2 million direct investment in Kootenay, the PAS Transactions underscore Pan American's confidence in the potential viability of La Negra and the Promontorio Mineral Belt.  The PAS Transactions serve as catalyst and a strong complement to our new consolidation plan with Northair Silver, providing the amalgamation with greater financial strength and flexibility to focus on the advancement of the La Cigarra silver asset and to pursue further potential consolidation and growth opportunities in the sector."

Michael Steinmann, Pan American President and CEO stated: "Kootenay has done an excellent job exploring their large land package in the Promontorio Mineral belt, located just 190 km NW of our Alamo Dorado mine.  La Negra is an exciting, high grade, potentially open pitable deposit, and Promontorio is a large, lower grade silver resource, which will likely require higher metal prices or better grades to move forward. Kootenay has already defined mineral resources at Promontorio and both deposits retain excellent exploration potential.   This is an ideal entry point for Pan American into a highly prospective mineral belt located in a preferred jurisdiction, which will allow us to add value by utilizing our proven expertise in exploration and project development."

Northair Silver Corp. (TSX.V: INM) ("Northair") President and CEO Andrea Zaradic commented: "The option agreement and investment in Kootenay are major developments that fit seamlessly within Northair's and Kootenay's new consolidated platform.  For shareholders of Northair and Kootenay, it provides the consolidated company with the added leverage of a healthier treasury, removes project finance uncertainty and considerable technical risk. Equally exciting, it is an agreement that represents a pathway to commercial silver production, supported by a world leading silver producer.  This will put us in a position of strength and augment our ability to further consolidate silver assets in the future."

Kootenay and Northair recently announced a business combination to create a leading Mexican consolidator (see press releases dated January 13 and February 8, 2016).  The Kootenay- Northair transaction is proceeding on the same terms as previously announced, with the additional benefits stemming from the PAS Transactions.

Terms of the PAS Transactions

To exercise the Option, Dolores is obligated to spend at least US$1,000,000 of the Exploration Payment in the first (1st) year of the Option Period and at least US$2,000,000 of the Exploration Payment on other exploration and development targets in the Promontorio Mineral Belt other than La Negra and Promontorio.

Additional details of the timing of the Cash Payment during the Option Period are as follows:

a)	US$250,000 payment at the date of the Option grant;
b)	US$150,000 payment at the first anniversary of the Option grant;
c)	US$250,000 payment at the second anniversary of the Option grant;
d)	US$400,000 payment at the third anniversary of the Option grant; and
e)	US$7,000,000 payment (at Pan American's discretion to pay in cash or Pan American shares or a combination thereof) at the fourth anniversary of the Option grant.

Upon exercise of the Option, the parties will enter into a joint venture pursuant to which Kootenay will retain a twenty-five percent (25%) carried interest to production.  Pan American will have a preferred capital recovery period after the commencement of production, under which Kootenay will receive forty percent (40%) of distributions on its twenty-five percent (25%) retained interest in the joint venture until Pan American fully recovers its invested capital, which will include construction and development capital, plus any additional expenditures incurred after the date on which Dolores exercises the Option.

Pursuant to the Exploration Grant, Dolores will present a property package of four (4) early stage exploration projects to Minera from which Minera will have four (4) months to evaluate and select up to two (2) properties ("the "Selected Properties").  Upon Minera making such selection, Dolores will transfer the Selected Properties to Minera, with Dolores retaining a 2.5% NSR on each of the Selected Properties.

Upon completion of the Investment, but prior to the completion of Kootenay's acquisition of Northair announced on February 8, 2016, Pan American will hold approximately 10.3% of Kootenay's issued and outstanding shares (calculated on non-diluted basis).  Pan American will have the right to maintain its pro rata ownership interest in Kootenay, so long as Pan American continues to hold at least five percent (5%) of Kootenay's shares on an issued and outstanding basis.  Pan American has agreed not to sell its Kootenay shares until the earlier of the date which is two (2) years from the grant of the Option and the date on which the Option is terminated.

The PAS Transactions are arm's length transactions.  Kootenay intends to proceed with the PAS Transactions without obtaining shareholder approval.  The closing of the PAS Transactions will not take place for at least two (2) weeks from the date of this announcement.  The PAS Transactions are not material transactions to Pan American and, as such, no shareholder approval will be required from Pan American's shareholders.

Qualified Persons

The Kootenay technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed on behalf Kootenay by James McDonald, P.Geo, President, CEO & Director for Kootenay, a Qualified Person.

The Northair disclosure of a scientific or technical nature contained in this news release was reviewed by David Ernst, a professional geologist and VP Exploration of Northair, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Kootenay

Kootenay Silver Inc. is an exploration company actively engaged in the discovery and development of mineral projects in the Sierra Madre Region of Mexico and in British Columbia, Canada. The Company's top priority is the advancement of precious metals projects contained within its Promontorio Mineral Belt in Sonora, Mexico. This includes its La Negra high-grade silver discovery and its Promontorio Silver Resource. Kootenay's core objective is to develop near term discoveries and long-term sustainable growth. Management comprises proven professionals with extensive international experience in all aspects of mineral exploration, operations and venture capital markets. Multiple, ongoing J/V partnerships in Mexico and Canada maximize potential for additional new discoveries while maintaining minimal share dilution.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

About Northair

Northair is focused on advancing its flagship La Cigarra silver project located in the state of Chihuahua, Mexico, 26 kilometers from the historic silver mining city of Parral. The property boasts nearby power, good road access, gentle topography, established infrastructure and currently hosts a NI 43-101 Resource estimate of 51.47 million ounces of silver in the Measured & Indicated categories grading 86.3 g/t silver and 11.46 million ounces of silver in the Inferred category grading 80 g/t silver. The mineralized system at La Cigarra has been traced over 6.5 kilometers and is defined at surface as a silver soil anomaly and by numerous historic mine workings. The La Cigarra silver deposit is open along strike and at depth and is approximately 25km north, and along strike of Grupo Mexico's Santa Barbara mine and Minera Frisco's San Francisco del Oro mine.

Neither the TSX Venture Exchange nor TSX Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange or the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this news release has been prepared as at February 16, 2016.  Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "intend to", "to be", "expected", "plans to", "may", "will" or similar terms.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Kootenay and Pan American as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Forward-looking statements in this press release relate to, among other things: the timing and expected closing date of the PAS Transactions; the timing and receipt of required stock exchange and regulatory approvals for the PAS Transactions; the ability of Kootenay and Pan American to satisfy the other conditions to, and to complete, the PAS Transactions; Minera exercising the Option, length of the current market cycle and the requirements for an issuer to survive the current market cycle and future growth potential for Kootenay; the ability of Kootenay and Minera to maintain their rights and title to the Promontorio and La Negra deposits during the term of the Option; the ability of Dolores to maintain its rights and title to the Selected Properties; and Minera's properties in the Promontorio Mineral Belt reaching production.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the PAS Transactions including, without limitation, receipt of all necessary stock exchange and regulatory approvals or consents and lack of material changes with respect to the parties and their respective businesses; the synergies expected from the PAS Transactions not being realized; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of Kootenay's shares; fluctuations in the spot and forward price of silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; title to properties; the failure to meet the closing conditions thereunder and the failure by counterparties to such agreements to comply with their obligations thereunder.  Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Except as otherwise required by law, Kootenay, Northair, and Pan American expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Kootenay's, Northair's, or Pan American's expectations or any change in events, conditions or circumstances on which any such statement is based.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This news release uses the terms "Measured and Indicated Resources" and "Inferred Resources", which have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of a Measured and Indicated and/or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. Kootenay, Northair, and Pan American advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that part or all of a Measured, Indicated and Inferred resource exists, or is economically or legally minable.

SOURCE Kootenay Silver Inc.

%CIK: 0000771992

For further information: Kootenay Silver Inc.: James McDonald: (403) 238-6986, President, CEO & Director; Ken Berry: (604) 601-5652, Chairman; Northair Silver Corp., Andrea Zaradic: (604) 687-7545, President, CEO & Director; Chris Curran: (604) 687-7545, Manager of Corporate Communications; Pan American Silver Corp.: Kettina Cordero: (604) 806-3172, Manager, Investor Relations

CO: Kootenay Silver Inc.

CNW 08:00e 16-FEB-16